HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE

555 THIRTEENTH STREET, NW

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May 25, 2005

BY HAND DELIVERY AND EDGAR

Mark P. Shuman

U.S. Securities and Exchange Commission

450 5th Street, NW

Mail Stop 4-6

Washington, DC 20549

Re:	Via Net.Works, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2005
File No. 000-29391-15

Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005

Dear Mr. Shuman:

On behalf of Via Net.Works, Inc. (“VIA” or the “Registrant”), and in response to the Staff’s comment letter dated May 23, 2005 relating to your review of the above-referenced filings, set forth below are the Registrant’s responses to the Staff’s comments in such letter.  Concurrently with the submission of this letter, the Registrant has filed an amended preliminary proxy statement in connection with the annual and special meeting of VIA stockholders (the “Revised Proxy Statement”) and submitted as correspondence a proposed amendment to the quarterly report on Form 10-Q filed on May 20, 2005 (the “Form 10-Q/A”).  We are also supplementally providing to the Staff clean courtesy copies of the Revised Proxy Statement and Form 10-Q/A, as well as copies marked to show changes from the preliminary proxy statement filed May 9, 2005 and the Form 10-Q filed on May 20, 2005.

The Registrant’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.

General

1.                                      As discussed in a telephone conversation between Mr. Nydell and Perry Hindin, Staff Attorney, on May 18, 2005, revise your proxy statement to include unaudited financial statements of the business that you are selling to Claranet for the periods required by Item 14 of Schedule 14A.  See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.

Response:  As indicated in the response to Comment 2, VIA has provided its financial information through incorporation by reference of the financial statements included in VIA’s Annual Report on Form 10-K for the year ended December 31, 2004 and by including interim financial data for the period ended March 31, 2005 in the proxy statement.  Since the vote that VIA is seeking from its shareholders relates to the sale of VIA’s only business, VIA believes that such incorporation and inclusion of VIA’s financial statements meets the requirement for financial statements relating to the business being sold.  VIA does not believe that the inclusion of unaudited financial statements for the business to be sold would provide any additional relevant financial information to its shareholders.

Other than the proceeds from the transaction, VIA will still have a few assets remaining after the sale.  VIA will also have significant known liabilities that will be satisfied in full from the proceeds of the transaction.  However, these assets and liabilities will not constitute a business as defined in EITF Abstract 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.  VIA’s analysis of the criteria in EITF 98-03 is set forth below:

Elements	Application to VIA after the sale
Inputs
Long-lived assets, including intangible assets, or rights to the use of long-lived assets.	VIA will retain certain leasehold improvements and lease agreements relating to corporate premises that will not be sold to Claranet. It will not own any other long-lived assets.

Intellectual property.	VIA will not retain the rights to any intellectual property. Its brand names will be sold to Claranet.
The ability to obtain access to necessary materials or rights.

The materials and rights required to provide service to our customers, such as agreements with telecommunications providers and computer equipment and platforms will all be transferred to Claranet along with the businesses sold.

Employees	A small number of corporate employees will remain whose sole function will be the orderly wind up of VIA’s activities and the distribution of cash remaining to its shareholders.
Processes

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

These will be sold with the businesses to Claranet. As noted above the only process remaining will be the orderly liquidation of the company.
Outputs
The ability to obtain access to the customers that purchase the outputs of the transferred set.	VIA will not have any customers after the sale. There will be no products or services that VIA could offer to customers in any case.

VIA has also concluded that the operations sold will not be presented as discontinued operations since the company is not disposing of a component but its entire operations.

In view of the above, VIA believes that the financial information most relevant to shareholders is the value of the assets available for distribution to shareholders and the total amount of ongoing expenses VIA will likely incur through the estimated date of a complete shut-down and distribution.  VIA believes that the unaudited pro forma balance sheet and income statement showing the effect of the sale and what would remain at VIA together with the section setting forth the estimated amount of cash available for distribution to the shareholders after the dissolution of the Company provides the most relevant information to shareholders.

Please note that notwithstanding VIA’s position on this issue, VIA has commenced preparation of unaudited financial statements of the business being sold to Claranet for the periods referred to in the comment letter, and expects to complete such statements by Friday, May 27.  As VIA desires to file and mail a definitive proxy statement as soon as possible, VIA would appreciate an informal indication of the Staff’s position on this issue in light of VIA’s response to Staff’s comment no. 1.

2.                                      In addition, you will also need to provide the financial statements of the registrant for the periods required by Item 14(c)(1) of Schedule 14A.  As discussed in the telephone conversation between Mr. Nydell and Perry Hindin, if you intend satisfy this disclosure requirement concerning the year end information by incorporating by reference applicable portions of the Rule 14a-3 annual report that is delivered to holders with or prior to the proxy materials you, should include a statement on the last page of your proxy statement as to which documents, or part of documents, are incorporated by reference.  See Note D.1 to Schedule 14A.  It appears that the interim financial information for the period ended March 31, 2005 and associated information relating to that interim period must be included physically in the proxy statement.  Note that under Item 14(e)(1) of Schedule 14A, in order to incorporate this information by reference from a concurrently delivered document, a registrant must satisfy general instruction I.C.2 of Form S-2.  Because the Form 10-K for 2004 was filed on April 26, 2004, it is our understanding that you did not submit your periodic report in a timely manner for the required period.  Please advise and revise accordingly.

Response:  The Registrant has revised the proxy statement to incorporate by reference VIA’s Annual Report on Form 10-K for the year ended December 31, 2004 and to include interim financial data for the quarter ended March 31, 2005.  Please see the disclosure on pages 104 and F-1 through F-19 of the Revised Proxy Statement.  The Registrant is considering whether any developments subsequent to completion and filing of the Form 10-K would require additional financial information to be added to the Proxy Statement.

3.                                      We note your outstanding application for confidential treatment of portions of Exhibit 2.1 to your Form 8-K filed October 1, 2005.  This outstanding application should be resolved prior to mailing your proxy statement.  Please refer to Section II.B.2 of Staff Legal Bulletin 1 which indicates that indemnification provisions are not appropriate subjects of confidential treatment requests.  In this respect we note that the filed document redacts Section 24.1.3 which appears to relate to indemnification obligations of Via Net.  Works Europe Holding owed to Claranet.  The indemnification provision that you have redacted would appear to be material to a shareholder’s deliberation of this proposal, as these obligations could affect what shareholders will receive from the asset sale being voted upon.

Response:  The Registrant has reviewed the staff’s Comment no. 3, but respectfully believes that the outstanding confidential treatment application should be granted.

First, while the Registrant acknowledges that, as discussed in Staff Legal Bulletin 1, “confidential treatment is generally not appropriate for information that is material to investors” and that such “material information could include . . . indemnification clauses,” the Registrant strongly believes that the redacted line item is not material to investors.  Pursuant to Section 6.3 of the Sale Agreement executed on April 30, 2005 in connection with the proposed asset sale by VIA to Claranet, the Registrant’s indemnification obligations, together with any other claim that Claranet has or in the future will have, under the sale agreement through which it acquired VIA NET.WORKS UK Limited, have been waived and released.  Therefore, if the sale to Claranet is consummated, the redacted portion of the indemnification provision (the entire indemnification provision, in fact) will have no effect on any distribution to shareholders following the sale to Claranet.  Even if the asset sale is not consummated and the indemnification in question once again becomes effective, the Registrant believes that its exposure with respect to the redacted line item is minimal.

Second, the Registrant has sought confidential treatment with respect to only one of a list of line items included in the indemnification provision and has disclosed the remainder of the indemnification provision, including the subjects covered by the indemnification and the Company’s aggregate exposure under the clause.  The redacted information relates only to one of many possible claims, and an investor is not likely to be able to determine from the redacted information what the Company’s exposure for this possible claim might be.

Finally, the Registrant has established in the application that the redacted information is commercially sensitive, and its disclosure could lead to a claim that, even though immaterial, needs to be responded to before the Company could make distribution to shareholders.

As VIA desires to file and mail a definitive proxy statement as soon as possible, VIA would appreciate an informal indication of the Staff’s position on this issue in light of VIA’s response to Staff’s comment no. 3.

4.                                      Please disclose whether Claranet is an affiliated party of Via Net.  If appropriate, provide us with a supplemental analysis to explain your conclusion.

Response:  The Registrant does not believe Claranet is its affiliate. VIA does not control, or own any securities of, Claranet or VIA’s former UK subsidiary.

To VIA’s knowledge, Claranet does not control, or own any securities of, VIA or its remaining subsidiaries, and VIA and Claranet are not under common control of any person or entity.

VIA’s relationship to Claranet is limited to (a) the September 28, 2004 transaction in which it sold VIA NET.WORKS UK Limited to Claranet for cash and (b) the purchase and sale agreement and facility agreement entered into by and between VIA and members of the VIA group and Claranet and members of the Claranet group on April 30, 2005.  VIA retains no ownership rights over its former UK operation.  There remains in place a transition services agreement, which among other things permits VIA NET.WORKS UK to continue to use the VIA NET.WORKS brand and certain domains and other intellectual property for a period of twelve months from the date of the sale transaction.  All other obligations of VIA under that sale agreement have been released as noted in our response to Question 3 above.  VIA’s relationship with Claranet in connection with the proposed asset sale is defined under the Sale Agreement with respect to which we seek a shareholders’ vote and described in the proxy statement.

The Registrant has added disclosure to the proxy statement to clarify that Claranet is not its affiliate on page 1 of the Revised Proxy Statement.

Questions and Answers – Proposal No. 2:  Dissolution Of VIA, page 15

5.                                      You indicate on page 15 that you “cannot predict with certainty the amount, if any, [you] would have available for distribution to [y]our shareholders if the [d]issolution were effected.”  However, in light of the unaudited pro forma financial statements that you have provided, including estimates for your cash utilization up to the date of closing of the asset sale and during the dissolution, is there a range of consideration that shareholders can reasonably expect to receive?  For example, it would appear from the information you have provided on pages 44 and 45 that you estimate you will have approximately $8.5 million in assets after the asset sale closing and the dissolution plan.  In addition, the minimum extent to which the dissolution proceeds must be used to pay off liabilities seems estimable.  Finally, it would appear from such information that there is a reasonable possibility all the proceeds will be expended and shareholders may not receive any consideration.  In order to provide shareholders with a more meaningful description of the likely effect of the proposed transaction on them, consider disclosing in the summary section of your proxy a range of minimum and maximum consideration, on both an, aggregate and per share basis, that shareholders can reasonably expect to receive.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on page 14 of the Revised Proxy Statement.

Proposal No. 1:  Asset Sale, page 27

Background of the Asset Sale, page 27

6.                                      Less than six weeks after the filing of the Form 10-Q for the period ending September 30, 2004., which stated that “[f]or the first time in its seven year history VIA is well-positioned to achieve positive cash flow from consolidated operations, which we believe the Company will reach by mid-2005,” it appears that the board realized that Via Net had “an urgent liquidity problem” which was shortly followed by a decision to dispose of its assets and thereafter by an agreement to sell substantially all of the assets to Claranet.  Expand the background of the proposed transaction to explain more thoroughly the basis for the conclusions of financial strength expressed in the Form 10-Q as well as the intervening events that led to the conclusion that an urgent liquidity problem existed so soon thereafter.  For example, what were the roles and impacts of the PSINet and Amen group transactions in this respect?  Elaborate on the “unanticipated revenue shortfalls” irk certain of your “legacy VIA companies” and VIA Express business.  What were the revenue shortfalls, why did such shortfalls occur and who are companies to which you refer?  What was the “projected date that [y]our consolidated operations would begin to generate sufficient cash flows to cover operational expenses and capital expenditure?” What proportion of the cash flows required to cover such activities related to capital expenditures?  Given the urgency of the liquidity problem, what consideration did the board give to focusing on using cash to cover operational expenses and not capital expenditures?  Did the board contemplate that doing so might reduce the time it would take for consolidated operations to begin to generate sufficient cash flows?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 28 through 30 of the Revised Proxy Statement.  The Registrant believes that the additional disclosure responds fully to the staff’s request for more disclosure about why the liquidity crisis was unanticipated.  The Registrant also wishes to note supplementally that although the liquidity crisis it first experienced in mid December was not anticipated, it did occur and is a real and urgent matter, requiring the Company (in the determination of its board of directors) to pursue the actions described in the proxy statement.

7.                                      You indicate that at the January 24 and 25, 2005 board meetings, the board “reinforced the need to vigorously pursue a financing” but despite identification of several potential financing sources and receipt of several proposals, your efforts did not result in any proposed transactions that the board believed would be in the interests of the shareholders and executable within the relevant time frame.  Describe these proposals and why the board concluded they were not in the best interests of shareholders.  What was the time frame the board deemed necessary within which to execute such proposals?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 30 through 32 of the Revised Proxy Statement.

8.                                      Disclose when you engaged PricewaterhouseCoopers to develop a structured competitive bidding program for financing and sale activities.  You indicate in the second whole paragraph on page 28 that you received indications of interest from approximately 11 potential buyers and 7 potential investors, but that you commenced discussions with Claranet and only six other potential buyers or investors in early March.  Did you contact the 4 other potential buyers and 7 other potential investors?  If so, what were the results of such contacts?  If not, why not?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 31 through 32 of the Revised Proxy Statement.

9.                                      In the third whole paragraph on page 28, you indicate that on March 17, 2005 that it was “clear that a debt financing transaction was no longer imminent.”  Please elaborate.  What do you mean when you say “was no longer imminent.”  What was the relevant time frame considered in making this determination?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on page 32 of the Revised Proxy Statement.

10.                               In the same paragraph, you indicate that as a result of an announcement, 15 other potential buyers or potential investors contacted you and that you commenced discussions with “some of these potential buyers or investors.”  You indicate in the next paragraph that “after discussions with all of the participants who had submitted expressions of interest either in providing financing or acquiring all or parts of the business,” VIA advised Claranet that its bid was currently the most favorable.  Did you contact some or all potential purchasers and investors?  Clarify your disclosure accordingly.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 32 through 33 of the Revised Proxy Statement.

11.                               On April l you announced the sale of two affiliated entities in Switzerland to former managers.  Briefly describe these companies, the terms of the sales, the identity of the purchasers, and when they served in such capacities, and how the transactions relating to these businesses relate to the transaction now proposed for shareholder approval.  Also explain whether the board considered the effect these transactions could have on the potential transaction with Claranet or other potential purchasers or investors.  What consideration was given by the board to the effect that these disposition would have on potential purchaser interest in the assets you now propose to sell to Claranet?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 32 through 33 of the Revised Proxy Statement.

12.                               At the board meeting on April 30, 2005, PricewaterhouseCoopers expressed its view that that the “Claranet deal was the best deal available to the Company.”  Ensure that the proxy statement provides a materially complete explanation of the basis on which the consultant made this conclusion.  Did PricewaterhouseCoopers provide a report, opinion or appraisal relating to such conclusion, be it in written form or via an audio-visual or similar presentation?  In the proxy statement, provide appropriate disclosure of any such presentation, consistent with Item 14(b)(6) of Schedule 14A.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on page 35 of the Revised Proxy Statement.

Reasons for the Sale:  Recommendation of the Board of Directors, page 31

13.                               Elaborate further on the factors you cite as factors in the board’s approval of the sale.  For instance, what is it about the “amount and nature of consideration to be received” under the sale agreement, the “work done by [y]our financial advisers to identify and evaluate alternative transactions” and “the amount of funding needed [by you] to reach projected cash flow break even” which lead the board to recommend the asset sale?  How and why did the board weigh each of the factors cited on page 31?

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 36 through 37 of the Revised Proxy Statement.

Proposal No. 4:  Approval of Reverse Stock Split, page 86

14.                               Provide further disclosure explaining why you are seeking to effectuate a reverse stock split given your disclosure on page 86 that you will not obtain approval of the amendment to do so until after June 10, 2005, the date you disclose is the deadline set forth in the Nasdaq notice of non-compliance.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on page 93 of the Revised Proxy Statement.

15.                               Provide a table to illustrate the effect of the reverse stock split on shares of common stock outstanding, authorized shares reserved for issuance, e.g. pursuant to options, warrants, conversion of convertible securities or other arrangements, and shares of common stock that are neither outstanding or reserved for future issuance.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on pages 96 through 97 of the Revised Proxy Statement.

16.                               You indicate that any fractional shares resulting from a reverse stock split will be rounded down to the nearest whole share and shareholders holding fractional shares of your common stock may be entitled to cash payments in lieu of such fractional shares.  Disclose the minimum number of record holders that would exist following a 1-for-20 reverse split.

Response:  The Registrant has added disclosure to the proxy statement in response to this comment.  Please see the disclosure on page 99 of the Revised Proxy Statement.

Form 10-K

Controls and Procedures, page 52

17.                               Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective “in all material respects” as of December 31, 2004.  This conclusion appears narrower than the evaluation requited by Rule 13a-15(b).  In light of your disclosure that your “disclosure controls and procedures by their nature can provide only reasonable assurance that [y]our information flow objectives are met” please confirm on a supplemental basis whether your CEO and CFO are able to conclude that such disclosure controls and procedures as that term is defined in Rule 13a-I5(e) were “effective” at the “reasonable assurance level.”  Also confirm you will include such disclosure in future flings.  See Item 307 of Regulation S-K and Release 33-8238.

Response:  The Registrant’s CEO and CFO are able to conclude that the Registrant’s disclosure controls and procedures as that term is defined in Rule 13a-I5(e) were effective at the reasonable assurance level. In future filings, the Registrant will eliminate the phrase “in all material respects” from the disclosure.

18.                               Your disclosure regarding your internal control over financial reporting indicates that following the acquisition of the Amen group of companies and the operations of PSINet Europe in Switzerland, Germany, The Netherlands, Belgium and France, you conducted an “initial assessment of the internal control environments and Disclosure Controls and Procedures of both” businesses and that, based on such assessment, you concluded that “these additions and the disposal of the ‘UK business had neither materially affected, nor were reasonably likely to materially affect, [y] our internal control over financial reporting.”  Your disclosure appears to be narrower than the evaluation required.  Consistent with the requirements of Item 308(e) of Regulation S-K, please confirm on a supplemental basis whether there has been “any change” in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.  Confirm you will include such disclosure in future filings.  See Item 308(c) of Regulation S-K and Release 33-8238.

Response:  The Registrant confirms that there was no change in its internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect its internal control over financial reporting. The Registrant confirms that it will include such disclosure in future filings.

Form 10-Q

Management’s Discussion and Analysis of Financial Condition…, page 19

Liquidity and Capital Resources, page 27

19.                               In light of your proposed asset sale and dissolution and the disclosure in your proxy regarding your urgent liquidity, problem, expand this section to discuss any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Provide quantitative information that gives investors context and a more thorough understanding of your current liquidity situation.  For example, at what monthly rate are you using cash in operations?  What is the minimum period of time that current company resources will fund operations?  Are there certain debts or other expenses coming due in the immediate future that will impact your liquidity?  What is the minimum amount of additional funding that you believe will be required to find planned operations through the date that the asset sale and/or dissolution is consummated?  What effect will the proposed asset sale and/or dissolution have on such monthly rate?

Response:  The Registrant has added disclosure to the Form 10-Q/A in response to this comment.  Please see the disclosure on page 29 of the Form 10-Q/A.

20.                               Include in your amendment of your Form 10-Q the changes discussed in comments 17 and 18.

Response:  The Registrant has added disclosure to the Form 10-Q/A in response to this comment.  Please see the disclosure on page 31 of the Form 10-Q/A.

* * * * *

The Registrants would like to be able to file a definitive proxy statement and commence mailing at the earliest practicable date.  Your prompt attention to this response is greatly appreciated.  Should you have any questions concerning the above responses or the Revised Proxy Statement, please do not hesitate to call me at (202) 637-5736.

Respectfully submitted,

/s/ Steven M. Kaufman
Steven M. Kaufman

Enclosures

cc:	Matt S. Nydell
James O. Smith
Gregory F. Parisi